UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

SYMETRA FINANCIAL CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87151Q106

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87151Q106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) White Mountains Insurance Group, Ltd. (No. 94-2708455)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 26,887,872 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 26,887,872 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,887,872 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 20.9% (2)

12.	Type of Reporting Person (See Instructions) HC

(1)   White Mountains Insurance Group, Ltd. is the indirect beneficial owner of (i) 17,400,000 shares of common stock held directly by White Mountains Holdings (NL) B.V. and by two wholly-owned subsidiaries of Sirius International Insurance Corporation, as presented herein, and indirectly by certain other wholly-owned intermediate holding company subsidiaries, and (ii) warrants to purchase 9,487,872 shares of common stock held directly by SYA Insurance Holdings (NL) B.V. ( “SYAIH”),which are currently exercisable (the “Warrants”) as presented herein, and indirectly by certain other wholly-owned intermediate holding company subsidiaries. SYAIH acquired the Warrants from Lone Tree Holdings Ltd. on January 27, 2012.

(2)   Based on 119,087,677 shares of common stock outstanding as of December 31, 2012 and 9,487,872 shares of common stock issuable upon exercise of the Warrants.

CUSIP No. 87151Q106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lone Tree Holdings Ltd. (No. 98-0527510)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 26,887,872 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 26,887,872 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,887,872 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 20.9% (2)

12.	Type of Reporting Person (See Instructions) HC

(1)         Lone Tree Holdings Ltd. is the indirect beneficial owner of (i) warrants to purchase 9,487,872 shares of common stock which are currently exercisable held directly by SYAIH as presented herein, and indirectly by certain other wholly-owned intermediate holding company subsidiaries, and (ii) a total of 17,400,000 shares of common stock held directly by White Mountains Holdings (NL) B.V. and by two wholly-owned subsidiaries of Sirius International Insurance Corporation, as presented herein, and indirectly by certain other wholly-owned intermediate holding company subsidiaries.

(2)         Based on 119, 087,677 shares of common stock outstanding as of December 31, 2012 and 9,487,872 shares of common stock issuable upon exercise of the Warrants.

CUSIP No. 87151Q106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SYA Insurance Holdings (NL) B.V. (No. 98-1038627)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,487,872 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,487,872 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,487,872 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9% (2)

12.	Type of Reporting Person (See Instructions) HC

(1)         SYA Insurance Holdings (NL) B.V. is the direct holder of Warrants to purchase 9,487,872 shares of common stock.  The Warrants are currently exercisable.

(2)         Based on 119,087,677 shares of common stock outstanding as of December 31, 2012 and 9,487,872 shares of common stock issuable upon exercise of the Warrants.

CUSIP No. 87151Q106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sirius International Insurance Corporation (No. 98-0158598)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Sweden

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 11,251,530 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 11,251,530 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,251,530 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5% (2)

12.	Type of Reporting Person (See Instructions) IC

(1)         Sirius International Insurance Corporation does not hold any shares of common stock directly, but is the indirect beneficial owner of 11,251,530 shares of common stock held directly by two wholly-owned subsidiaries (one direct and one indirect).  The direct subsidiary is Sirius International Holdings (NL) B.V. as reported herein.  The indirect subsidiary is not a reporting person.

(2)         Based on 119,087,677 shares of common stock outstanding as of December 31, 2012.

CUSIP No. 87151Q106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) White Mountains Holdings (NL) B.V. (No. 98-0548304)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,148,470 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,148,470 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,148,470 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.2% (2)

12.	Type of Reporting Person (See Instructions) HC

(1)         White Mountains Holdings (NL) B.V. is the direct holder of 6,148,470 shares of common stock, which holdings reflect the transfer of 3,200,000 shares of common stock to Sirius International Holdings (NL) B.V. on March 27, 2012.

(2)         Based on 119,087,677 shares of common stock outstanding as of December 31, 2012.

CUSIP No. 87151Q106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sirius International Holdings (NL) B.V. (No. 98-0594088)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 7,225,765 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 7,225,765 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,225,765 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.1% (2)

12.	Type of Reporting Person (See Instructions) HC

(1)         Sirius International Holdings (NL) B.V. is the direct holder of 7,225,765 shares of common stock, which holdings reflect the acquisition of 3,200,000 shares of common stock from White Mountains Holdings (NL) B.V. on March 27, 2012.

(2)         Based on 119,087,677 shares of common stock outstanding as of December 31, 2012.

Schedule 13G

Item 1.
(a)	Name of Issuer Symetra Financial Corporation
(b)	Address of Issuer’s Principal Executive Offices 777 108th Avenue NE Bellevue, Washington 98004

Item 2.
(a)	Name of Person Filing See the Cover Pages for each of the Reporting Persons
(b)

Address of Principal Business Office or, if none, Residence

White Mountains Insurance Group, Ltd.

80 South Main Street

Hanover, New Hampshire 03755

Lone Tree Holdings Ltd.

14 Wesley Street, 5th Floor

Hamilton HM 11Bermuda.

SYA Insurance Holdings (NL) B.V.

De Boelelaan 7,

1083 HJ Amsterdam

The Netherlands

Sirius International Insurance Corporation

Birger Jarlsgatan 57B

SE - 113 96 Stockholm, Sweden

White Mountains Holdings (NL) B.V.

De Boelelaan 7,

1083 HJ Amsterdam

The Netherlands

Sirius International Holdings (NL) B.V.

De Boelelaan 7,

1083 HJ Amsterdam

The Netherlands

(c)

Citizenship

Reporting Person

White Mountains Insurance Group, Ltd.

Lone Tree Holdings Ltd.

SYA Insurance Holdings (NL) B.V.

Sirius International Insurance Corporation

White Mountains Holdings (NL) B.V.

Sirius International Holdings (NL) B.V.

Place of incorporation: Bermuda Bermuda The Netherlands Sweden The Netherlands The Netherlands
(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 87151Q106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See the Cover Pages for each of the Reporting Persons.
(b) Percent of class: See the Cover Pages for each of the Reporting Persons.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of See the Cover Pages for each of the Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
See Exhibit A

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013

WHITE MOUNTAINS INSURANCE GROUP, LTD.

	by:	/s/ J. Brian Palmer
	Name:	J. Brian Palmer
	Title:	Vice President and Chief Accounting Officer

LONE TREE HOLDINGS LTD.

	by:	/s/ Jennifer L. Pitts
	Name:	Jennifer L. Pitts
	Title:	Director

SYA INSURANCE HOLDINGS (NL) B.V.

	by:	/s/ John Sinkus
	Name:	John Sinkus
	Title:	Class A Director

SIRIUS INTERNATIONAL INSURANCE CORPORATION

	by:	/s/ Allan L. Waters
	Name:	Allan L. Waters
	Title:	Director

WHITE MOUNTAINS HOLDINGS (NL) B.V.

	by:	/s/ John Sinkus
	Name:	John Sinkus
	Title:	Class A Director

SIRIUS INTERNATIONAL HOLDINGS (NL) B.V.

	by:	/s/ John Sinkus
	Name:	John Sinkus
	Title:	Class A Director

Schedule 13G

Exhibit A

Members of the Filing Group

Parent Holding Company

White Mountains Insurance Group, Ltd.

Subsidiaries of White Mountains Insurance Group, Ltd.

Lone Tree Holdings Ltd. (Holding Company)

SYA Insurance Holdings (NL) B.V. (Holding Company)

Sirius International Insurance Corporation (Insurance Company)

White Mountains Holdings (NL) B.V. (Holding Company)

Sirius International Holdings (NL) B.V. (Holding Company)